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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549
                                 ____________________

                                     SCHEDULE 13D
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                   AMENDMENT NO. 1
                                 ____________________

                           NORTHWEST TELEPRODUCTIONS, INC.
                                   (Name of Issuer)

                       COMMON STOCK, PAR VALUE $0.01 PER SHARE
                            (Title of Class of Securities)

                                      667822100
                                    (CUSIP Number)

                                  JOHN C. LORENTZEN
                                 35 WEST WACKER DRIVE
                                  CHICAGO, IL 60601
                                    (312) 558-5600
             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)


                                    JULY 7, 1998*
               (Date of Event which Requires Filing of this Statement)

         *THIS AMENDMENT IS BEING FILED TO CORRECT THE ORIGINAL SCHEDULE 13D
              FILED ON JULY 7, 1998. THERE IS NO ADDITIONAL EVENT
                      WHICH REQUIRES FILING OF THIS STATEMENT.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /


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                                     SCHEDULE 13D

     CUSIP No.    667822100
_____________________________________________________________________________

 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           John C. Lorentzen ("Lorentzen"); Penney L. Fillmer ("Fillmer")
_____________________________________________________________________________

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                      (b) / /

_____________________________________________________________________________

 3.   SEC USE ONLY
_____________________________________________________________________________

 4.   SOURCE OF FUNDS

           PF
_____________________________________________________________________________

 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                     / /
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
_____________________________________________________________________________

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Lorentzen: United States of America
           Fillmer: United States of America
_____________________________________________________________________________

     NUMBER OF SHARES      7.   SOLE VOTING POWER  -88,500
   BENEFICIALLY OWNED      __________________________________________________
   BY EACH PERSON WITH     8.   SHARED VOTING POWER - 0
                           __________________________________________________

                           9.   SOLE DISPOSITIVE POWER - 88,500
                           __________________________________________________

                           10.  SHARED DISPOSITIVE POWER -0
                           __________________________________________________

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 Lorentzen and Fillmer, a married couple, jointly beneficially own 88,500 shares of Common Stock, par value $0.01 per share, of the Issuer ("Common Stock").
_____________________________________________________________________________

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES / /
_____________________________________________________________________________

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 Lorentzen and Fillmer, a married couple, jointly beneficially own 88,500 shares of Common Stock which constitute approximately 6.5% of the outstanding shares of Common Stock.


                                       2


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_____________________________________________________________________________

 14.  TYPE OF REPORTING PERSON -Lorentzen: IN; Fillmer:IN
_____________________________________________________________________________


ITEM 1.   SECURITY AND ISSUER.

          This Schedule 13D relates to shares of Common Stock, par value $0.01 per share ("Common Stock"), of Northwest Teleproductions, Inc., a
Minnesota corporation (the "Company").   The principal executive offices of
the Company are located at 4000 West 77th Street, Minneapolis, Minnesota
55435.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) and (f). This Schedule 13D is filed by each of Lorentzen and Fillmer, each an individual and a citizen of the United States of America.

          (b)  The residence address of Lorentzen and Fillmer is:

               1205 S. Main Street
               Wheaton, IL 60187

          (c)(i) Lorentzen is presently an attorney with Winston & Strawn, 35 West Wacker Drive, Chicago, Illinois 60601. Fillmer is presently an attorney practicing part-time from her residence.

          (d) and (e) During the last five years, neither Lorentzen nor Fillmer (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Lorentzen and Fillmer, using a margin account, jointly purchased the shares with personal joint investment funds in the amount of $27,577.50

ITEM 4.   PURPOSE OF TRANSACTION.

           Lorentzen and Fillmer, a married couple, jointly purchased the shares through a broker and intend to hold such securities for investment purposes.

          Neither Lorentzen nor Fillmer has any current plans or proposals which relate to or would result in the types of transactions set forth in paragraphs (b) through (j) of the instructions for this Item 4. Market conditions permitting, Lorentzen and Fillmer may acquire additional securities of the issuer, but currently have no plans to do so.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) Lorentzen and Fillmer, a married couple, jointly beneficially own 88,500 shares of Common Stock, which number of shares constitute approximately 6.5% of the total outstanding shares of Common Stock.

          (b) Lorentzen and Fillmer, a married couple, jointly have the sole power to direct the vote and disposition of the 88,500 shares of Common Stock.

          (c)  Not applicable.

          (d)  Not applicable.

          (e)  Not applicable.


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ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          TO SECURITIES OF THE ISSUER.

          None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1: Agreement between Lorentzen and Fillmer Regarding Joint Filing.








                                       4


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                                      SIGNATURE


          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this First Amendment to Schedule 13D is true, complete and correct.



                                      /s/ John C. Lorentzen
                                      _____________________


                                      Dated: August 24, 1998


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                                     SIGNATURE


          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this First Amendment to Schedule 13D is true, complete and correct.



                                      /s/ Penney L. Fillmer
                                      _____________________


                                      Dated: August 24, 1998